Exhibit 99.1

Powerbridge Technologies Reports Financial Results and Business Update

for the six months ended June 30, 2022

ZHUHAI, China –  November 4, 2022 - PR Newswire - Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) (NASDAQ: PBTS), a provider of multi-industry technology solutions,, today announced its unaudited financial results for the six months ended June 30, 2022.

Overview

Powerbridge Technologies Co., Ltd. is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company.

We are a provider of multi-industry technology solutions, smart applications and services for the global trade industry, smart city operations, as well as the leisure industry.

All of our customers are located in China. We currently generate our revenues from application development services, which represent 25.7% of total revenue for the six months ended June 30, 2022. We also generate revenue from consulting and technical support services, which represent 18.8% of our revenue for the six months ended June 30, 2022. Further, we earn subscription service revenue from customers accessing our SaaS. For the six months ended June 30, 2022, our subscription service revenues were approximately $0.4 million. The Company started to sell consumables to its customers in the six months ended June 30, 2021. We generated revenue approximately $3.5 million from consumables sale, which was categorized in trading revenue, for the six months ended June 30, 2022.

Coronavirus (“COVID-19”) Updates

The COVID-19 pandemic has caused disruptions to our operations starting from December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transit our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all our employees were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but also business of our customers. We experienced delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position. During the six months ended June 30, 2022, our business continued to be adversely impacted by the COVID-19 pandemic. Specifically, a new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed upon different provinces or cities in China by the relevant local government authorities.

The extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity, and results of operations if the current situation continues.

Recent Developments

On October 27, 2022, the Company entered into an equity transfer agreement with six individual shareholders of DTI GROUP LIMITED, pursuant to which the Company agreed to purchase 19% equity interest of DTI Jiangsu Corporation Limited for a consideration of RMB 57,435,100. The closing is subject to the customary closing conditions and terms as stipulated in the agreement.

On September 1, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah limited liability company, pursuant to which the Company issued Streeterville Capital, LLC an unsecured convertible promissory note on September 1, 2022 in the original principal amount of $8,640,000, convertible into ordinary shares, $0.00166667 par value per share, of the Company.

On September 1, 2022, the Company entered into an Ordinary Share Purchase Agreement with White Lion Capital LLC, a Nevada limited liability company, which provides that, upon the terms and subject to the conditions and limitations set forth therein, the Investor is committed to purchase our ordinary shares, $0.00166667 par value per share ,with an aggregate offering price of up to $15,000,000 (“Commitment Amount”) from time to time during the commitment period, which commences on the execution date of the Purchase Agreement, and shall terminate on the earlier of (i) the date on which the Investor shall have purchased shares equal to the Commitment Amount, or (ii) May 31, 2024 , or (iii) the date on which the Purchase Agreement is terminated.

On September 9, 2022, the Company entered into a Standby Equity Purchase Agreement with YA II PN, Ltd.. Pursuant to the Purchase Agreement, the Company will be able to issue and sell up to $30,000,000 of its ordinary shares, par value of US$ 0.00166667 per share, at the Company’s sole option, any time during the three-year period following the execution date of the Purchase Agreement subject to certain limitations. Pursuant to the terms of the Purchase Agreement, any Common Shares sold to the Investor will be priced at 96% of the market price, which is defined as the lowest daily volume weighted average price of the Common Shares during the three consecutive trading days commencing on the trading day immediately following the Company’s delivery of an advance notice to the Investor. Any sale of Common Shares pursuant to the Purchase Agreement is subject to certain limitations, including that the Investor is not permitted to purchase any Common Shares that would result in it owning more than 4.99% of the Company’s Shares.

On September 26, 2022, the Company has obtained an exclusive right in China through a partnership with the World Football Collection to offer a series of soccer collectable NFTs on Ali Auction. The soccer collectable NFTs had been launched on Ali Auction since September 20, 2020 with an accumulated views of over 240,000 from potential participants. The first batch of the NFTs were sold out within the first hour of the auction. Ali Auction established by Alibaba Group, is one of the leading online auction marketplaces with more than 2,000,000 daily active users. Ali Auction connects and benefits from the largest e-commerce platform in China with more than 100 million users.

Key Factors that Affect Our Operating Results

We currently derive a majority of revenues from our application development services, consulting and technical support services, and subscription services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services significantly affects our operating results.

We intend to expand the scope of our offerings to serve existing customers and acquire new customers by continually making significant investments in R&D as well as sales marketing activities to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results.

Our business of providing global trade software application and technology services requires highly skilled professionals with specialized domain knowledge and technology expertise in order to develop and perform the services offered to our customers. Our ability to recruit, train, develop and retain our professionals with the skills and qualifications necessary to fulfill the needs of our existing and new customers has a significant effect on our operating results.

We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

Financial Results for the six months ended June 30, 2022 and 2021

Revenue for the six months ended June 30, 2022 was approximately $7.0 million, a decrease of approximately $6.6 million or 48.5%, compared to approximately $13.6 million for the six months ended June 30, 2021. The overall decrease in total revenue was primarily attributable to approximately $8.3 million decreased in revenue from application development services.

Revenue from application development service decreased by approximately $8.3 million, or 82.1%, to approximately $1.8 million for the six months ended June 30, 2022, compared to approximately $10.1 million for the six months ended June 30, 2021. The significant decrease in application development service revenue was due to fewer new projects in current period under the impact of COVID-19 in certain application development service arrangements, including sales of IT equipment. Such revenue was approximately $1.6 million for the six months ended June 30, 2022, and decreased significantly from approximately $7.5 million of the related revenue in the same period of 2021.

Revenue from consulting and technical support services decreased by approximately $0.5 million, or 26.1%, to approximately $1.3 million for the six months ended June 30, 2022, compared to approximately $1.8 million for the six months ended June 30, 2021. The decrease was mainly due to less new projects in current period under the impact of COVID-19.

Revenue from subscription services stayed at approximately $0.4 million for the six months ended June 30, 2022 and 2021. We introduced our SaaS subscription services in the fiscal year of 2016 and continue to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Revenue from trading increased by approximately $2.1 million, or 159.4% to approximately $3.5 million for the six months ended June 30, 2022, compared to approximately $1.3 million for the six months ended June 30, 2021. We start to sell consumables to its customers in the six months ended June 30, 2021, we expect the revenue from trading will continue to increase.

Gross profit for the six months ended June 30, 2022 was approximately $1.5 million, a decrease of approximately $2.9 million or 66.1%, compared to approximately $4.3 million for the six months ended June 30, 2021. Gross margin as a percent of overall revenue for the six months ended June 30, 2022 and 2021 was 21.0% and 31.8%, respectively. The significant decrease in gross profit margin was primarily due to lower gross profit margin for application development service in current period. For the six months ended June 30, 2022, gross profit margin for application development service was 11.7%, decreased by 16.3 percentage point compared to 28.0% for the six months ended June 30, 2021. Revenue shrank significantly under the impact of COVID-19, while our fixed cost did not respond to revenue change, thus lowered our gross profit margin.

Operating expenses for the six months ended June 30, 2022 was approximately $10.2 million, a decrease of approximately $1.7 million or 14.4%, compared to approximately $12.0 million for the six months ended June 30, 2021. Operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, and stock-based compensation. The decrease in our operating expenses was primarily due to a decrease of approximately $1.6 million in share-based compensation, a decrease of approximately $1.3 million in general and administrative expenses, offset by an increase of approximately 1.1 million in provision for doubtful accounts.

Other expense primarily consists of government subsidy income, interest income, net of interest expense and other expenses. Our net other expense was $67,377 for the six months ended June 30, 2022, compared to approximately $1.6 million for the six months ended June 30, 2021. The decrease in net other expense is substantially attributable to a decrease of approximately $1.5 million loss from change in the fair value of the convertible loan compared to the six months ended June 30, 2021.

Income tax benefits was approximately $0.3 million for the six months ended June 30, 2022, compared to approximately $0.1 million for the six months ended June 30, 2021. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary, Zhuhai Powerbridge Technology Co., Ltd., attained the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%.

Net loss for the six months ended June 30, 2022 was approximately $8.5 million, a decrease of approximately $0.5 million, compared to approximately $9.0 million for the six months ended June 30, 2021. The decreased net loss is mainly attributed to a decrease of approximately $1.7 million total operating expenses, a decrease of approximately $1.5 million loss in change of fair value of the convertible loan, offset by a decrease of approximately $2.9 million gross profit.

About Powerbridge Technologies Co., Ltd.

Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) is a provider of multi-industry technology solutions, software applications and services for the global trade industry, IoT platform services as well as intelligent fixtures and devices for smart city operations, supply chain platforms and social livestreaming services for the retail industry, metaverse and smart solutions for the travel and leisure industry, as well as cryptomining and digital asset operations.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our Form 20-F and other filings that we may make with the United States Securities and Exchange Commission in the future. These filings are available at www.sec.gov. Powerbridge may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Condensed Consolidated Balance Sheets

(In USD)

	June 30,	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalent	$2,446,881	$6,960,996
Restricted cash		95,252
Accounts receivable, net	19,421,644	24,217,737
Due from related parties, net	1,877,544	1,496,093
Loans to third parties	61,356,347	3,816,618
Prepayments, deposits and other current assets, net	1,071,425	2,035,412
Total Current Assets	86,173,841	38,622,108

Property and equipment, net	11,046,821	10,262,418
Prepayments, deposits and other assets, net	352,837	381,656
Long term investments	15,203,939	-
Loan receivable – long term	-	64,951,511
Right of use assets	86,737	-
Deferred tax assets	879,701	601,271
Total Assets	$113,743,876	$114,818,964

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$3,732,402	$4,393,811
Accounts payable	15,579,972	20,364,911
Accounts payable-related party	-	734,263
Convertible loans	-	2,251,832
Customer deposits	563,276	575,303
Deferred revenue	1,003,072	1,344,637
Loan from third party	447,888	470,765
Accrued expenses and other current liabilities	729,857	835,314
Due to related party	121,625	218,862
Lease liabilities	42,423	-
Taxes payable	674,903	730,924
Total Current Liabilities	22,895,418	31,920,622
Lease liabilities - non-current	43,838	-
Total Liabilities	22,939,256	31,920,622
COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary shares, 0.00166667 par value; 300,000,000 shares authorized; 99,852,724 and 56,794,773 shares issued and outstanding as of June 30, 2022 and December 31, 2021	166,425	94,660
Additional Paid-in Capital	138,182,105	117,937,928
Accumulated deficit	(46,064,767)	(37,575,834)
Accumulated other comprehensive (loss) income	(1,232,251)	2,698,884
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	91,051,512	83,155,638
Non-controlling interest	(246,892)	(257,296)
Total Equity	90,804,620	82,898,342
Total Liabilities and Equity	$113,743,876	$114,818,964

Summary of Unaudited Condensed Consolidated Statements of

Operations and comprehensive Loss

(In USD)

	For the Six Months Ended
	June 30,
	2022	2021
REVENUES:
Application development services	$1,806,690	$10,074,107
Consulting and technical support services	1,316,096	1,780,005
Subscription services	428,087	448,618
Trading revenue	3,466,954	1,336,371
Total revenues	7,017,827	13,639,101

COST OF REVENUES:
Cost of application development services	1,595,772	7,249,827
Cost of consulting and technical support services	536,316	670,493
Cost of subscription services	55,135	59,662
Other cost of revenue	3,358,824	1,321,968
Total cost of revenues	5,546,047	9,301,950

GROSS PROFIT	1,471,780	4,337,151

Operating expenses:
Sales and marketing	923,026	1,603,463
General and administrative	2,236,063	3,521,365
Provision for doubtful accounts	2,039,248	898,645
Research and development	1,971,750	1,312,470
Stock based compensation	3,060,042	4,615,188
Total operating expenses	10,230,129	11,951,131

LOSS FROM OPERATIONS	(8,758,349)	(7,613,980)

OTHER (EXPENSE) INCOME
Financing and interest expenses	(159,763)	(221,918)
Other income	81,776	145,423
Loss from disposition of a subsidiary	(1,048)	-
Change in fair value of convertible debt	11,658	(1,493,978)
Total other expense, net	(67,377)	(1,570,473)

LOSS BEFORE INCOME TAXES	(8,825,726)	(9,184,453)
INCOME TAX BENEFITS	(317,303)	(147,629)
NET LOSS	(8,508,423)	(9,036,824)
Less: loss attributable to non-controlling interests	(19,490)	(76,525)
NET LOSS ATTRIBUTABLE TO POWERBRIDGE	(8,488,933)	(8,960,299)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(3,918,561)	821,596
COMPREHENSIVE LOSS	(12,426,984)	(8,215,228)
Less: Comprehensive loss attributable to non-controlling interest	(6,916)	(77,873)
COMPREHENSIVE LOSS ATTRIBUTABLE TO POWERBRIDGE	$(12,420,068)	$(8,137,355)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	71,831,086	46,831,129

LOSSES PER SHARE
Basic and diluted	$(0.12)	$(0.19)

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

For more information, please contact:

Investor Relations:

Email: ir@powerbridge.com